This is sample free from nt-nsar

   TYPE         NT-NSAR/A

May 23, 2000

NT-NSAR/A

NT forms are for notification of inability to to timely file filing. Please see form type 12b-25 in the Filer Manual in Appendix A on page A-12, Registratio and Report form types.